Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com


05008766

Brambles

1 June 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL


PROCESSING
SECTION
RECEIVED
JUN 07 2005
198
SEC MAIL
WASH. D.C.

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class(any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

31 May 2005

12) Total holding following this notification

35,926,665

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

4.96%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 1 June 2005

Details of Registered Holders

General Electric Pension Trust	16,056,341
GE IPT-Int'l	863,394
Ontario Pension Board	460,137
Talvest International Equity	135,096
Nav Canada Pension Plan	433,397
Stitching GE Pension Funds	262,601
Canadian Broadcasting Company	258,721
GE Pension Ltd GBL	62,838
Chrysler Corporation	1,988,536
N Carolina Retirement System	2,303,172
Tal Private Mgt Intl Equity Fd	211,670
MTBC-400034654	20,427
MEADWESTVACO	309,139
Alberta Teachers Intl Equity	1,150,599
JTSB-MATB-TOK-464156208	64,363
Elfun International Equity Fund	732,954
Elfun Diversified Fund-Compos.	134,443
GE Investments Int'l Fund-NYC	5,686,505
G.E. Commingled Pool	461,145
Chrysler Veba	470,478
GE Investment Int'l Trade Pool	143,319
GE Investments CDA Int'l Equit	552,668
Inst GE International Equity	1,902,438
Inst GE Strategic Investment	77,668
GEI Total Return	350,779
GEI International Equity Fund	179,047
GEI Int'l Equity Select Fund	163,349
GE Global Equity Fund	97,561
GE International Equity Fund	282,182
GE Strategic Fund	141,698
Total	35,926,665